UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

Commission File Number 001-33922

DRYSHIPS INC.

74-76 V. Ipeirou Street

151 25, Marousi

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a press release of DryShips Inc. dated May 22, 2013: Dryships Inc. Reports Financial and Operating Results for the First Quarter 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: May 22, 2013	By: /s/George Economou
George Economou Chief Executive Officer

Exhibit 99.1

DRYSHIPS INC. REPORTS FINANCIAL AND OPERATING

RESULTS FOR THE FIRST QUARTER 2013

May 22, 2013, Athens, Greece. DryShips Inc. (NASDAQ: DRYS), or DryShips or the Company, an international provider of marine transportation services for drybulk and petroleum cargoes, and through its majority owned subsidiary, Ocean Rig UDW Inc., or Ocean Rig, of offshore deepwater drilling services, today announced its unaudited financial and operating results for the first quarter ended March 31, 2013.

First Quarter 2013 Financial Highlights

➢

For the first quarter of 2013, the Company reported a net loss of $116.6 million, or $0.30 basic and diluted loss per share.

Included in the first quarter 2013 results are:

-

Losses on the sale of four newbuilding drybulk vessels, of $75.3 million, or $0.20 per share.

Excluding the above items, the Company’s net results would have amounted to a net loss of $41.3 million, or $0.10 per share. (1)

➢

The Company reported Adjusted EBITDA of $112.0 million for the first quarter of 2013, as compared to $104.1 million for the first quarter of 2012. (2)

Recent Events

-

In March 2013 and April 2013, the Company sold its newbuilding Capesize bulk carriers Hull 1241 and 1242, to an unaffiliated third party and its newbuilding Very Large Ore Carriers Hulls 1239 and 1240, to an entity related to Mr. George Economou. These four vessels had remaining yard installments of approximately $178 million against which the Company had no committed debt. Under the terms of the sale agreements, the Company will make payments of only $29 million, thus eliminating approximately $149 million in capital expenditures.

-

On February 28, 2013, Ocean Rig signed definitive documentation for a $1.35 billion syndicated secured term loan facility to partially finance the construction costs of the newbuilding drillships Ocean Rig Mylos, Ocean Rig Skyros and Ocean Rig Athena, scheduled for delivery in August 2013, October 2013 and November 2013, respectively. The facility has a five-year term and a repayment profile of approximately 11 years and bears interest at LIBOR plus a margin.

-

On February 14, 2013, the Company completed a public offering of an aggregate of 7,500,000 common shares of Ocean Rig owned by DryShips. The Company received approximately $123.1 million of net proceeds from the public offering.

________________________

(1) The net result is adjusted for the minority interests of 41% of Ocean Rig not owned by Dryships Inc. common shareholders as of March 31, 2013.

(2) Adjusted EBITDA is a non-GAAP measure; please see later in this press release for reconciliation to net income.

George Economou, Chairman and Chief Executive Officer of the Company, commented:

"During the first quarter of 2013, we entered into agreements to sell four of our bulk carriers under construction in China. We did not have any bank financing in place for these vessels. Under the terms of the sale agreements, we will make payments of only $29 million, effectively eliminating $149 million in capital expenditures. We have now reduced our newbuilding program to six bulk carriers, two of which are scheduled for delivery in 2013, for which we have time charters and bank financing in place, and four of which are scheduled for delivery in 2014, for which we are considering our options.

Now that our unfunded capital expenditures have been reduced significantly, we are in discussions with our lenders to lower our debt service requirement.  These developments are expected to reduce our cash outflow and lower our cash breakeven levels.

Even though there has been a recent spike in some drybulk charter rates, we continue to be defensive about the short-term prospects of the shipping markets. Asset prices seem to be holding up but we do not expect any positive sustainable development in charter rates this year.

We are a pure shipping company with spot market exposure and a shareholding in Ocean Rig. Ocean Rig’s capital and resources are completely separated from those of DryShips. We continue to be bullish about the prospects for Ocean Rig, whose contract backlog currently stands at approximately $4.9 billion over three years.”

Financial Review: 2013 First Quarter

The Company recorded a net loss of $116.6 million, or $0.30 basic and diluted loss per share, for the three-month period ended March 31, 2013, as compared to a net loss of $47.5 million, or $0.12 basic and diluted earnings per share, for the three-month period ended March 31, 2012. Adjusted EBITDA was $112.0 million for the first quarter of 2013, as compared to $104.1 million for the same period in 2012.(3)

For the drybulk carrier segment, net voyage revenues (voyage revenues minus voyage expenses) amounted to $36.9 million for the three-month period ended March 31, 2013, as compared to $72.4 million for the three-month period ended March 31, 2012. For the tanker segment, net voyage revenues amounted to $10.8 million for the three-month period ended March 31, 2013, as compared to $7.2 million for the same period in 2012. For the offshore drilling segment, revenues from drilling contracts increased by $83.4 million to $246.4 million for the three-month period ended March 31, 2013, as compared to $163.0 million for the same period in 2012.

Total vessels’, drilling rigs’ and drillships’ operating expenses and total depreciation and amortization increased to $144.9 million and $82.7 million, respectively, for the three-month period ended March 31, 2013, from $106.9 million and $82.0 million, respectively, for the three-month period ended March 31, 2012. Total general and administrative expenses increased to $36.2 million in the first quarter of 2013, from $34.0 million during the comparative period in 2012.

Interest and finance costs, net of interest income, amounted to $56.9 million for the three-month period ended March 31, 2013, compared to $50.8 million for the three-month period ended March 31, 2012.

________________________

(3) Adjusted EBITDA is a non-GAAP measure; please see later in this press release for a reconciliation to net income.

Fleet List

The table below describes our fleet profile as of May 17, 2013:

	Year			Gross rate	Redelivery
	Built	DWT	Type	Per day	Earliest	Latest
Drybulk fleet

Capesize:
Fakarava	2012	206,000	Capesize	$25,000	Sept-15	Sept-20
Mystic	2008	170,040	Capesize	$52,310	Aug-18	Dec-18
Robusto	2006	173,949	Capesize	$26,000	Aug-14	Apr-18
Cohiba	2006	174,234	Capesize	$26,250	Oct-14	Jun-19
Montecristo	2005	180,263	Capesize	$23,500	May-14	Feb-19
Flecha	2004	170,012	Capesize	$55,000	Jul-18	Nov-18
Manasota	2004	171,061	Capesize	$30,000	Jan-18	Aug-18
Partagas	2004	173,880	Capesize	$10,000	Jun-13	Aug-13
Alameda	2001	170,662	Capesize	$27,500	Nov-15	Jan-16
Capri	2001	172,579	Capesize	$10,000	Nov-13	Mar-14

Panamax:
Raraka	2012	76,037	Panamax	$7,500	Jan-15	Mar-15
Woolloomooloo	2012	76,064	Panamax	$7,500	Dec-14	Feb-15
Amalfi	2009	75,206	Panamax	$39,750	Jul- 13	Sep- 13
Rapallo	2009	75,123	Panamax	Spot	N/A	N/A
Catalina	2005	74,432	Panamax	$40,000	Jun-13	Aug-13
Majorca	2005	74,477	Panamax	Spot	N/A	N/A
Ligari	2004	75,583	Panamax	$9,250	Sep-13	Nov-13
Saldanha	2004	75,707	Panamax	Spot	N/A	N/A
Sorrento	2004	76,633	Panamax	$24,500	Aug-21	Dec-21
Mendocino	2002	76,623	Panamax	Spot	N/A	N/A
Bargara	2002	74,832	Panamax	Spot	N/A	N/A
Oregon	2002	74,204	Panamax	$9,650	Sept-13	Nov-13
Ecola	2001	73,931	Panamax	Spot	N/A	N/A
Samatan	2001	74,823	Panamax	Spot	N/A	N/A
Sonoma	2001	74,786	Panamax	Spot	N/A	N/A
Capitola	2001	74,816	Panamax	Spot	N/A	N/A
Levanto	2001	73,925	Panamax	Spot	N/A	N/A
Maganari	2001	75,941	Panamax	Spot	N/A	N/A
Coronado	2000	75,706	Panamax	Spot	N/A	N/A
Marbella	2000	72,561	Panamax	Spot	N/A	N/A
Redondo	2000	74,716	Panamax	$9,250	Sept-13	Nov-13
Topeka	2000	74,716	Panamax	$8,450	Sept-13	Nov-13
Ocean Crystal	1999	73,688	Panamax	Spot	N/A	N/A
Helena	1999	73,744	Panamax	Spot	N/A	N/A

Supramax:
Byron	2003	51,118	Supramax	Spot	N/A	N/A
Galveston	2002	51,201	Supramax	Spot	N/A	N/A
	Year			Gross rate	Redelivery
	Built	DWT	Type	Per day	Earliest	Latest
Newbuildings
Capesize:
Newbuilding VLOC #2	2013	206,000	Capesize	23,000	Apr-18	Nov-23
Newbuilding VLOC #3	2013	206,000	Capesize	21,500	Apr-20	Mar-28
Panamax:
Newbuilding Ice –class Panamax 1	2014	75,900	Panamax	Spot	N/A	N/A
Newbuilding Ice –class Panamax 2	2014	75,900	Panamax	Spot	N/A	N/A
Newbuilding Ice –class Panamax 3	2014	75,900	Panamax	Spot	N/A	N/A
Newbuilding Ice –class Panamax 4	2014	75,900	Panamax	Spot	N/A	N/A
Tanker fleet
Suezmax:
Bordeira	2013	158,300	Suezmax	Spot	N/A	N/A
Petalidi	2012	158,300	Suezmax	Spot	N/A	N/A
Lipari	2012	158,300	Suezmax	Spot	N/A	N/A
Vilamoura	2011	158,300	Suezmax	Spot	N/A	N/A
Aframax:
Alicante	2013	115,200	Aframax	Spot	N/A	N/A
Mareta	2013	115,200	Aframax	Spot	N/A	N/A
Calida	2012	115,200	Aframax	Spot	N/A	N/A
Saga	2011	115,200	Aframax	Spot	N/A	N/A
Daytona	2011	115,200	Aframax	Spot	N/A	N/A
Belmar	2011	115,200	Aframax	Spot	N/A	N/A

Drilling Rigs/Drillships:

Unit Leiv Eiriksson	Year built 2001	Redelivery Q2 – 16	Operating area Norway	Backlog ($m) $572
Eirik Raude	2002	Q3 – 13	Ireland	$74
Eirik Raude	2002	Q3 – 14	Sierra Leone, Ivory Coast	$217
Ocean Rig Corcovado	2011	Q2 – 15	Brazil	$332
Ocean Rig Olympia	2011	Q3 – 15	Gabon, Angola	$473
Ocean Rig Poseidon	2011	Q2 – 16	Angola	$770
Ocean Rig Mykonos	2011	Q1 – 15	Brazil	$305
Newbuildings Ocean Rig Mylos	2013	Q3 – 16	Brazil	$677
Ocean Rig Skyros	2013	N/A	N/A	N/A
Ocean Rig Athena	2013	Q1 – 17	Angola	$750
Ocean Rig Apollo	2015	Q1 – 18	Congo	$680(1)
Total				$4,850

(1)

Letter of Award is subject to definitive documentation.

Drybulk Carrier and Tanker Segment Summary Operating Data (unaudited)

 (Dollars in thousands, except average daily results)

Drybulk	Three Months Ended March 31,
	2012	2013
Average number of vessels(1)	36.1	36.0
Total voyage days for vessels(2)	3,281	3,240
Total calendar days for vessels(3)	3,285	3,240
Fleet utilization(4)	99.9%	100.0%
Time charter equivalent(5)	$22,060	$11,396
Vessel operating expenses (daily)(6)	$5,542	$5,051

Tanker	Three Months Ended March 31,
	2012	2013
Average number of vessels(1)	5.0	9.4
Total voyage days for vessels(2)	453	848
Total calendar days for vessels(3)	453	848
Fleet utilization(4)	100.0%	100.0%
Time charter equivalent(5)	$15,916	$12,792
Vessel operating expenses (daily)(6)	$7,372	$9,134

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of dry-docking days.

(3) Calendar days are the total number of days the vessels were in our possession for the relevant period including dry-docking days.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE revenues, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with revenues from our vessels, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE is also a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Please see below for a reconciliation of TCE rates to voyage revenues.

(6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(In thousands of U.S. dollars, except for TCE rate, which is expressed in Dollars, and voyage days)

Drybulk	Three Months Ended March 31,
	2012	2013
Voyage revenues	$ 77,021	$45,482
Voyage expenses	(4,642)	(8,558)
Time charter equivalent revenues	$ 72,379	$36,924
Total voyage days for fleet	3,281	3,240
Time charter equivalent (TCE) rate	$ 22,060	$11,396

Tanker	Three Months Ended March 31,
	2012	2013
Voyage revenues	$ 7,476	$27,787
Voyage expenses	(266)	(16,939)
Time charter equivalent revenues	$ 7,210	$10,848
Total voyage days for fleet	453	848
Time charter equivalent (TCE) rate	$ 15,916	$12,792

Dryships Inc.

Financial Statements

Unaudited Condensed Consolidated Statements of Operations

(Expressed in Thousands of U.S. Dollars except for share and per share data)	Three Months Ended March 31,
	2012	2013

REVENUES:
Voyage revenues	$84,497	$73,269
Revenues from drilling contracts	162,999	246,444
	247,496	319,713

EXPENSES:
Voyage expenses	4,908	25,497
Vessel operating expenses	21,545	24,110
Drilling rigs operating expenses	85,340	120,759
Depreciation and amortization	81,955	82,660
Vessel impairments and other, net	1,488	75,340
General and administrative expenses	33,974	36,247
Legal settlements and other	5,820	(15)

Operating income/(loss)	12,466	(44,885)

OTHER INCOME / (EXPENSES):
Interest and finance costs, net of interest income	(50,778)	(56,862)
Gain/(loss) on interest rate swaps	(8,750)	396
Other, net	(2,248)	678
Income taxes	(10,032)	(14,164)
Total other expenses	(71,808)	(69,952)

Net loss	(59,342)	(114,837)

Net income/(loss) attributable to Non controlling interests	11,886	(1,798)

Net loss attributable to Dryships Inc.	$(47,456)	$(116,635)

Loss per common share, basic and diluted	$(0.12)	$(0.30)
Weighted average number of shares, basic and diluted	380,152,244	382,657,244

Dryships Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars)	December 31, 2012	March 31, 2013

ASSETS

Cash and restricted cash (current and non-current)	$720,458	$744,256
Other current assets	338,446	372,894
Advances for vessels and rigs under construction and acquisitions	1,201,807	1,094,037
Vessels, net	2,059,570	2,231,432
Drilling rigs, drillships, machinery and equipment, net	4,446,730	4,451,920
Other non-current assets	111,480	146,772
Total assets	8,878,491	9,041,311

LIABILITIES AND STOCKHOLDERS’ EQUITY

Total debt	4,386,715	4,424,227
Total other liabilities	623,757	735,126
Total stockholders’ equity	3,868,019	3,881,958
Total liabilities and stockholders’ equity	$8,878,491	$9,041,311

Adjusted EBITDA Reconciliation

Adjusted EBITDA represents net income before interest, taxes, depreciation and amortization, vessel impairments, and gains or losses on interest rate swaps. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company measures its operations and efficiency. Adjusted EBITDA is also used by our lenders as a measure of our compliance with certain covenants contained in our loan agreements and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net income to Adjusted EBITDA:

(Dollars in thousands)	Three Months Ended March 31, 2012	Three Months Ended March 31, 2013

Net loss	$ (47,456)	$ (116,635)

Add: Net interest expense	50,778	56,862
Add: Depreciation and amortization	81,955	82,660
Add: Impairment losses and other	-	75,340
Add: Income taxes	10,032	14,164
Add: Gain/(loss) on interest rate swaps	8,750	(396)
Adjusted EBITDA	$ 104,059	$ 111,995

Conference Call and Webcast: May 23, 2013

As announced, the Company’s management team will host a conference call, on Thursday, May 23, 2013 at 9:00 a.m. Eastern Daylight Time to discuss the Company's financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "DryShips."

A replay of the conference call will be available until May 30, 2013. The United States replay number is 1(866) 247- 4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 55 00 00 and the access code required for the replay is: 2133051#.

A replay of the conference call will also be available on the Company’s website at www.dryships.com under the Investor Relations section.

Slides and Audio Webcast

There will also be a simultaneous live webcast over the Internet, through the DryShips Inc. website (www.dryships.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About DryShips Inc.

DryShips Inc. is an owner of drybulk carriers and tankers that operate worldwide. Through its majority owned subsidiary, Ocean Rig UDW Inc., DryShips owns and operates 10 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 8 ultra deepwater drillships, 3 of which are scheduled to be delivered to Ocean Rig during 2013 and 1 of which is scheduled to be delivered during 2015.  DryShips owns a fleet of 42 drybulk carriers (including newbuildings), comprising 10 Capesize, 28 Panamax, 2 Supramax and 2 newbuilding Very Large Ore Carriers (VLOC) with a combined deadweight tonnage of approximately 4.4 million tons, and 10 tankers, comprising 4 Suezmax and 6 Aframax, with a combined deadweight tonnage of over 1.3 million tons.

DryShips’ common stock is listed on the NASDAQ Global Select Market where it trades under the symbol “DRYS.”

Visit the Company’s website at www.dryships.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.

Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire and drilling dayrates and drybulk vessel, drilling rig and drillship values, failure of a seller to deliver one or more drilling rigs, drillships or drybulk vessels, failure of a buyer to accept delivery of a drilling rig, drillship, or vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for drybulk commodities or oil, changes in demand that may affect attitudes of time charterers and customer drilling programs, scheduled and unscheduled drydockings and upgrades, changes in our operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the U.S. Securities and Exchange Commission.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: dryships@capitallink.com